FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 23, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

        Completion of Performance Period ended on 31st December 2006 in respect of awards made under the GlaxoSmithKline Performance Share Plan

The three-year performance period for the GlaxoSmithKline Performance Share Plan
(PSP) awards made in 2003, which commenced on 1 January 2004, came to an end on 31 December 2006.

The Remuneration Committee of the Board of GlaxoSmithKline plc (GSK) considered the performance achieved in respect of the PSP awards and determined that:

- the PSP awards made in 2003 would not vest for the Executive Directors and Corporate Executive Team (CET) members who received these awards because the Company's relative Total Shareholder Return (TSR) performance was below the median;

- the PSP awards made in 2003 to other senior executives, who have since been appointed an Executive Director or CET member, were dependent in part on TSR performance and in part on EPS performance. Half this award lapsed as GSK's TSR performance was below the median and half this award vested as GSK's EPS performance exceeded the target level for full vesting;

The following PSP awards, made in 2003, to the then Executive Directors and CET members, who are all persons discharging managerial responsibility (PDMRs), have not vested and have therefore lapsed.


Awards that have not vested and therefore lapsed               Ordinary Shares                ADSs

Dr JP Garnier*                                                                              200,000
Mr D Stout                                                                                   74,000
Mr R Bondy                                                          77,000
Mr D Phelan                                                                                  38,500
Mr C Viehbacher                                                                              38,500
Dr R Greig                                                                                   25,000
Mr D Pulman                                                         50,000
Mr A Witty                                                          59,000
Mr M Dunoyer                                                        29,000

* Denotes an Executive Director.

Half of the PSP awards, made in 2003, to senior executives who have since been appointed Executive Directors or CET members, vested on 23 February 2007 and half of the awards lapsed, as set out in the table below.


                                   Initial award of                  Final award with 50% vesting of
                                      Shares/ADSs                              Shares/ADSs
                              Shares               ADSs                Shares                ADSs

Dr M Slaoui*                   5,000                                   2,500
Mr J Heslop*                   5,000                                   2,500
Mr J Clarke                   14,000                                   7,000
Mr D Learmouth                 3,000                                   1,500
Mr W Louv                                          2,000                                    1,000

* Denotes an Executive Director

The Company, the Executive Directors and other PDMRs were informed of the vesting on 23 February 2007.

S M Bicknell
Company Secretary

23 February 2007


Enquiries:

UK Media enquiries:                                    Philip Thomson            (020) 8047 5502
                                                       Alice Hunt                (020) 8047 5502
                                                       Gwenan White              (020) 8047 5502

US Media enquiries:                                    Nancy Pekarek             (215) 751 7709
                                                       Mary Anne Rhyne           (919) 483 2839
                                                       Patricia Seif             (215)  751 7709

European Analyst/Investor enquiries:                   Anita Kidgell             (020) 8047 5542
                                                       David Mawdsley            (020) 8047 5564
                                                       Sally Ferguson            (020) 8047 5543

US Analyst/ Investor enquiries:                        Frank Murdolo             (215) 751 7002
                                                       Tom Curry                 (215) 751 5419




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 23, 2007                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc